SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5 )*

COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92330P10
(CUSIP Number)
James F. Powers, Esq.
Senior Counsel
Wells Fargo & Company
30th Floor, One Wachovia Center
301 South College Street
Charlotte NC 28202-6000
(704) 383-0520

With copies to:
James R. Wyche, Esq.
K&L Gates LLP
214 N. Tryon Street
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7558
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92330P10	13D	Page	2	of	13	Pages

1	NAME OF REPORTING PERSONS WACHOVIA INVESTORS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,222,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,222,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,222,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.1%

14	TYPE OF REPORTING PERSON

	CO
1 As a result of being party to the Tender and Voting Agreement (as described in Items 4 and 6 of this Amendment), Wachovia Investors, Inc. may be considered a member of a “group” for purposes of this Schedule 13D. Wachovia Investors, Inc. expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein) beneficially owned by the Other Supporting Stockholders (as defined herein).

Page 2 of 13 Pages

CUSIP No.	92330P10	13D	Page	3	of	13	Pages

1	NAMES OF REPORTING PERSONS WELLS FARGO & COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,222,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,222,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,222,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.1%

14	TYPE OF REPORTING PERSON

	HC
1 As a result of Wachovia Investors, Inc. being party to the Tender and Voting Agreement (as described in Items 4 and 6 of this Amendment), Wells Fargo & Company may be considered a member of a “group” for purposes of this Schedule 13D. Wells Fargo & Company expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein) beneficially owned by the Other Supporting Stockholders (as defined herein).

Page 3 of 13 Pages

Explanatory Note. This Amendment No. 5 (this “Amendment”) is filed jointly on behalf of (i) Wachovia Investors, Inc., a North Carolina corporation (“Wachovia Investors”), by virtue of its direct beneficial ownership of common stock, $0.01 par value per share (the “Common Stock”), of COMSYS IT Partners, Inc., a Delaware corporation (the “Company”), and (ii) Wells Fargo & Company, a Delaware corporation (“Wells Fargo”), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the “Reporting Persons”). This Amendment, among other things, supplements and amends the Schedule 13D filed by the Reporting Persons on October 12, 2004, as amended by Amendment No. 1 filed on January 30, 2007, Amendment No. 2 filed on February 12, 2007, Amendment No. 3 filed on May 29, 2007, and Amendment No. 4 filed on December 24, 2008 (the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are assigned to such terms in the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
Item 2. Identity and Background.
     The principal business of Wachovia Investors is making equity, debt and mezzanine investments. The address of the principal business and principal office of Wachovia Investors is 301 South College Street, 12th Floor, Charlotte, North Carolina 28288.
     The principal business of Wells Fargo is banking and financial services. The address of the principal business and principal office of Wells Fargo is 420 Montgomery Street, San Francisco, California 94163. On December 31, 2008, Wells Fargo acquired Wachovia Corporation, a North Carolina corporation, by a merger of it with and into Wells Fargo and, consequently, Wells Fargo became the sole shareholder of Wachovia Investors.
     Information concerning each executive officer, director and controlling person of Wachovia Investors and Wells Fargo is listed on Schedules A and B attached hereto, respectively (the “Listed Persons”), and is incorporated by reference herein. All of the Listed Persons are citizens of the United States.
     During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 4 of 13 Pages

Item 4. Purpose of Transaction.
     Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following:
     On February 1, 2010, the Company, Manpower Inc., a Wisconsin corporation (“Manpower”), and Taurus Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Manpower (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence an exchange offer (the “Offer”) to purchase all of the outstanding shares of Common Stock. Following the completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct or indirect wholly owned subsidiary of Manpower.
     Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, in both the Offer and the Merger, each share of Common Stock accepted by Merger Sub will be exchanged for either (at the stockholder’s election) $17.65 in cash or $17.65 in fair market value of shares of Manpower common stock, $0.01 par value per share (the “Manpower Common Stock”), where fair market value is the average trading price of Manpower’s common stock during the ten trading days ending on and including the second trading day prior to the closing of the Offer. At the effective time of the Merger, any remaining outstanding shares of Common Stock not tendered in the Offer, other than shares owned by Manpower or any direct or indirect wholly owned subsidiary of Manpower or the Company, will be acquired for cash and Manpower Common Stock.
     The aggregate amount of cash and of Manpower Common Stock available for election at the closing of the Offer and of the Merger will be determined on a 50/50 basis, such that if the holders of more than 50% of the shares tendered in the Offer, or more than 50% of the shares converted in the Merger, elect more than the cash or Manpower Common Stock available in either case, they will receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elect to receive is oversubscribed. For example, if the holders of more than 50% of the Common Stock who tender in the Offer elect cash then such holders in the aggregate will receive all of the cash available for payment in the Offer (50% of the total consideration payable to all stockholders who tender in the Offer) but also will receive some Manpower Common Stock on a pro rata basis, since there would have been an oversubscription for cash payment. Notwithstanding the foregoing, Manpower has the right, at any time not less than two business days prior to the expiration of the Offer, to elect to convert the transaction into an all-cash deal and to pay $17.65 in cash for all shares of Common Stock tendered in the Offer and acquired in the Merger.
     The Offer is subject to satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the tender to Merger Sub and no withdrawal of at least a majority of the shares of Common Stock (calculated in accordance with the terms of the Merger Agreement) (the “Minimum Condition”). The Minimum Condition may not be waived by Merger Sub without the prior written consent of the Company. Subject to certain conditions and limitations, the Company has granted Manpower and Merger Sub an option to purchase from the Company, following the completion of the Offer, a number of

Page 5 of 13 Pages

additional shares of Common Stock that, when added to the shares already owned by Merger Sub, constitute one share more than 90% of the shares of Common Stock entitled to vote on the Merger. If Purchaser acquires more than 90% of the outstanding shares of Common Stock including through exercise of the aforementioned option, it will complete the Merger through the “short form” procedures available under Delaware law.
     The Merger Agreement contains certain termination rights for each of Manpower and the Company, and if the Merger Agreement is terminated under certain circumstances, the Company is required to pay Manpower a termination fee of $15.2 million and/or reimburse Manpower for its out-of-pocket transaction-related expenses up to $2.5 million.
     The Merger Agreement includes customary representations, warranties and covenants of the Company, Manpower and Merger Sub. In addition to certain other covenants, the Company has agreed not to (i) encourage, solicit, initiate or facilitate any takeover proposal from a third party; (ii) enter into any agreement relating to a takeover proposal or any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer, the Merger, the Merger Agreement or the transactions contemplated by the merger Agreement; (iii) grant any waiver or release under any standstill agreement relating to Company Common Stock; or (iv) enter into discussions or negotiations with a third party in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, a takeover proposal, in each case subject to certain exceptions set forth in the Merger Agreement.
     In connection with the Merger Agreement, Manpower entered into a Tender and Voting Agreement, dated as of February 1, 2010 (the “Tender and Voting Agreement”) with Wachovia Investors and certain other stockholders of the Company (the “Other Supporting Stockholders” and together with Wachovia Investors, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed to tender (or cause to be tendered) in the Offer all of the shares of Common Stock beneficially owned by such Supporting Stockholder and to vote any shares of Common Stock not tendered in the Offer in favor of the Merger. Each Supporting Stockholder also agreed that, except as contemplated by the Merger Agreement, it shall not (i) offer to transfer, transfer or consent to transfer any or all of the shares of Common Stock beneficially owned by such Supporting Stockholder without Manpower’s prior written consent, (ii) enter into any contract, option or other agreement with respect to any transfer of such shares of Common Stock, (iii) take any action that reduces such Supporting Stockholder’s beneficial ownership of interest in such shares of Common Stock, (iv) grant any proxy, power-of-attorney or other authorization with respect to shares of Common Stock, (v) deposit such shares of Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such shares, or (vi) take any other action that would interfere in any material respect with the performance of such Supporting Stockholder’s obligations under the Tender and Voting Agreement or the Merger Agreement. The Tender and Voting Agreement further provides that the foregoing provisions do not apply to any shares of Common Stock held by a Supporting Stockholder in a fiduciary capacity for the benefit of persons other than the Supporting Stockholders.
     The Tender and Voting Agreement and the obligations of each Supporting Stockholder thereunder terminate on the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement, (iii) June 30, 2010, or (iv) such time as the Merger Agreement is

Page 6 of 13 Pages

amended unless such amendment does not adversely affect the rights and interests of the Supporting Stockholder under the Tender and Voting Agreement and Merger Agreement or such Supporting Stockholder consents to such amendment.
     The foregoing descriptions of the Merger Agreement and the Tender and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Tender and Voting Agreement, which are filed herewith as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.
     Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and (b) of this Schedule 13D are hereby amended and restated as follows:
     (a) and (b)

	Shares	Options	Sole	Shared	Sole	Shared
	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Person	Directly	Directly	Power	Power	Power	Power	Ownership	of Class(1)
Wachovia Investors	3,222,917	0	0	3,222,917	0	3,222,917	3,222,917	15.1%
Wells Fargo	0	0	0	3,222,917	0	3,222,917	3,222,917	15.1%

(1)	This percentage is calculated based upon 21,301,314 shares of the Company’s Common Stock outstanding as of February 1, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Merger Agreement.
     The Listed Persons for Wachovia Investors individually own in the aggregate 135,000 shares of Common Stock, of which the Reporting Persons disclaim beneficial ownership.
     The Reporting Persons and the Other Supporting Stockholders own, in the aggregate, 5,675,399 shares of Common Stock (677,897 of which are restricted and subject to vesting) and options and warrants to purchase 595,468 shares of Common Stock.
     If the Reporting Persons and the Other Supporting Stockholders are considered a “group” because of their participation in the Tender and Voting Agreement, each Reporting Person may be deemed to beneficially own 6,270,837 shares of Common Stock of the Company, representing approximately 29.4% of the Common Stock of the Company, which percentage is calculated based upon 21,301,314 outstanding shares of the Company’s Common Stock and the aggregate options and warrants to purchase shares of Common Stock held by the Supporting Stockholders (assuming for purposes herein that all such options and warrants are exercisable, and such restricted shares of Common Stock vest, within 60 days). Each Reporting Person disclaims membership in a “group.” Each Reporting Person also disclaims beneficial ownership of any securities of the Company held by any Other Supporting Stockholders.

Page 7 of 13 Pages

     In addition to the shares of Common Stock described above, certain other businesses and operating units of Wells Fargo may hold securities of the Company in a fiduciary or trading capacity in the ordinary course of their respective businesses. The beneficial ownership information included in this Amendment excludes all such shares.
     (c) Except for the Tender and Voting Agreement, and the transactions contemplated thereby, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has effected any transactions in the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
     As described in Item 4, Wachovia Investors entered into the Tender and Voting Agreement with Manpower, pursuant to which Wachovia Investors agreed, subject to the terms and conditions set forth therein, to tender (or cause to be tendered) in the Offer all of the shares of Common Stock beneficially owned by Wachovia Investors and to vote any such shares of Common Stock not tendered in the Offer in favor of the Merger. Frederick W. Eubank, II, a member of the Company’s board of directors and a Listed Person of Wachovia Investors, was a party to the Tender and Voting Agreement in his individual capacity and not with respect to any securities held or beneficially owned by the Reporting Persons.
     Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.
Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated as of February 5, 2010, by and among the Reporting Persons (filed herewith).

99.2	Agreement and Plan of Merger, dated as of February 1, 2010, among COMSYS IT Partners, Inc., Manpower Inc., and Taurus Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 1, 2010).

99.3	Tender and Voting Agreement, dated as of February 1, 2010, by and among Manpower Inc. and the persons listed on Schedule I attached thereto (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 1, 2010).

Page 8 of 13 Pages

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2010

WACHOVIA INVESTORS, INC.
By:	/s/ Courtney R. McCarthy
	Name:	Courtney R. McCarthy
	Title:	Director

WELLS FARGO & COMPANY
By:	/s/ Scott B. Perper
	Name:	Scott B. Perper
	Title:	Designated Signer

Page 9 of 13 Pages

SCHEDULE A
EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS
OF
WACHOVIA INVESTORS

Present Principal Occupation
or Employment, Name of
Principal Employer, Business
of Principal Employer, Address
Name, Title	Business or Residence Address	of Principal Employer
Wells Fargo & Company —Parent	420 Montgomery Street San Francisco, California 94163

Scott B. Perper Member of Board of Directors and Executive Officer	301 South College Street Charlotte, NC 28288-0732	Managing Partner Wachovia Capital Partners 301 South College Street Charlotte, NC 28288

Frederick W. Eubank, II Member of Board of Directors and Executive Officer	301 South College Street Charlotte, NC 28288-0732	Managing Partner Wachovia Capital Partners 301 South College Street Charlotte, NC 28288

L. Watts Hamrick III Member of Board of Directors and Executive Officer	301 South College Street Charlotte, NC 28288-0732	Managing Partner Wachovia Capital Partners 301 South College Street Charlotte, NC 28288

Page 10 of 13 Pages

SCHEDULE B
EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS
OF
WELLS FARGO & COMPANY

Present Principal Occupation or
Employment, Name of Principal
Employer, Business of Principal
Employer, Address of Principal
Name, Title	Business Address	Employer
John D. Baker II Director	Patriot Transportation Holding, Inc. 501 Riverside Avenue, Suite 500 Jacksonville, Florida 32202	President, CEO Patriot Transportation Holding, Inc. 501 Riverside Avenue, Suite 500 Jacksonville, Florida 32202

John S. Chen Director	Sybase, Inc. One Sybase Drive Dublin, California 94568	Chairman, CEO and President Sybase, Inc. One Sybase Drive Dublin, California 94568

Lloyd H. Dean Director	Catholic Healthcare West 185 Berry Street, Suite 300 San Francisco, California 94107	President, CEO Catholic Healthcare West 185 Berry Street, Suite 300 San Francisco, California 94107

Susan E. Engel Director	Portero, Inc. 28 Kaysal Road Armonk, NY 10504	Chief Executive Officer Portero, Inc. 28 Kaysal Road Armonk, NY 10504

Enrique Hernandez, Jr. Director	Inter-Con Security Systems, Inc. 210 South De Lacey Avenue 2nd Floor Pasadena, California 91105	Chairman, CEO Inter-Con Security Systems, Inc. 210 South De Lacey Avenue 2nd Floor Pasadena, California 91105

Donald M. James Director	Vulcan Materials Company P.O. Box 385014 Birmingham, Alabama 35238-5014	Chairman, CEO Vulcan Materials Company P.O. Box 385014 Birmingham, Alabama 35238-5014

Richard D. McCormick Director	Chairman Emeritus US WEST, Inc. 3200 Cherry Creek South Drive Suite 230 Denver, Colorado 80209	Chairman Emeritus US WEST, Inc. 3200 Cherry Creek South Drive Suite 230 Denver, Colorado 80209

Mackey J. McDonald Director	Retired Chairman VF Corporation P.O. Box 21488 Greensboro, NC 27420-1488	Retired Chairman VF Corporation P.O. Box 21488 Greensboro, NC 27420-1488

Page 11 of 13 Pages

Present Principal Occupation or
Employment, Name of Principal
Employer, Business of Principal
Employer, Address of Principal
Name, Title	Business Address	Employer
Cynthia H. Milligan Director	Dean Emeritus College of Business Administration University of Nebraska-Lincoln 2633 South 24th Street Lincoln, Nebraska 68502	Dean Emeritus College of Business Administration University of Nebraska-Lincoln 2633 South 24th Street Lincoln, Nebraska 68502

Nicholas G. Moore Director	Retired Global Chairman PricewaterhouseCoopers Bechtel Group, Inc. 50 Beale Street, 3/D42 San Francisco, CA 94105	Retired Global Chairman PricewaterhouseCoopers Bechtel Group, Inc. 50 Beale Street, 3/D42 San Francisco, CA 94105

Philip J. Quigley Director	Retired Chairman, President, CEO Pacific Telesis Group One Montgomery Street, Suite 3200 San Francisco, CA 94104	Retired Chairman, President, CEO Pacific Telesis Group One Montgomery Street, Suite 3200 San Francisco, CA 94104

Donald B. Rice Director	Agensys, Inc. 2225 Colorado Avenue Santa Monica, California 90404	President, CEO Agensys, Inc. 2225 Colorado Avenue Santa Monica, California 90404

Judith M. Runstad Director	Foster Pepper PLLC 1111 Third Avenue, Suite 3400 Seattle, Washington 98101-3299	Of Counsel Foster Pepper PLLC 1111 Third Avenue, Suite 3400 Seattle, Washington 98101-3299

Stephen W. Sanger Director	Retired Chairman General Mills, Inc. Optimus Holdings, Ltd. 294 Grove Lane East, Suite 280 Wayzata, MN 55391	Retired Chairman General Mills, Inc. Optimus Holdings, Ltd. 294 Grove Lane East, Suite 280 Wayzata, MN 55391

Robert K. Steel Director	c/o Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163	Former President, CEO Wachovia Corporation c/o Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

John G. Stumpf Chairman, President and Chief Executive Officer	420 Montgomery Street San Francisco, California 94163	Chairman, President and CEO Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Susan G. Swenson Director	Sage Software North America 56 Technology Drive Irvine, CA 92618	President and CEO Sage Software North America 56 Technology Drive Irvine, CA 92618

Howard I. Atkins Senior EVP, Chief Financial Officer	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Patricia R. Callahan EVP, Office of Transition	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Page 12 of 13 Pages

Present Principal Occupation or
Employment, Name of Principal
Employer, Business of Principal
Employer, Address of Principal
Name, Title	Business Address	Employer
David M. Carroll Senior EVP, Wealth, Brokerage & Retirement Services	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

David A. Hoyt Senior EVP, Wholesale Banking	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Richard D. Levy EVP, Controller	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Michael J. Loughlin EVP and Chief Credit Officer	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Avid Modjtabai, EVP, Technology & Operations	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Mark C. Oman Senior EVP, Home and Consumer Finance	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Kevin A. Rhein EVP, (Card Services and Consumer Lending)	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

James M. Strother EVP, General Counsel, Law and Government Relations	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Carrie L. Tolstedt Senior EVP, Community Banking	420 Montgomery Street San Francisco, California 94163	Executive Officer Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

Page 13 of 13 Pages

Exhibit 99.1
JOINT FILING AGREEMENT
     JOINT FILING AGREEMENT, dated as of February 5, 2010, between Wachovia Investors, Inc. and Wells Fargo & Company (collectively, the “Joint Filers”).
     WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree as follows:
     1. The Amendment No. 5 to Schedule 13D with respect to the Common Stock, par value $0.01 per share, of COMSYS IT Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.
     2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.
     3. Each of the Joint Filers is responsible for the timely filing of Amendment No. 5 to Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
     4. This Joint Filing Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.
[Signatures on following page.]

     IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

WACHOVIA INVESTORS, INC.
By:	/s/ Courtney R. McCarthy
	Name:	Courtney R. McCarthy
	Title:	Director

WELLS FARGO & COMPANY
By:	/s/ Scott B. Perper
	Name:	Scott B. Perper
	Title:	Designated Signer